CONTACTS:
MEDIA: Tamra Benjamin
(613) 592-3400  x1022  tamra.benjamin@mdsinc.com

INVESTORS: Ana Raman
                                                                                                    (613) 595-4580  investor.relations@mdsinc.com

For Immediate Release:

MDS Nordion Appoints Kenneth Newport to its Board of Directors

OTTAWA, Canada, September 3, 2010 -  MDS Nordion, a leader in providing products and services for the global health sciences market, today announced that Kenneth Newport of Ottawa, Canada has been appointed to its Board of Directors.

“We welcome Ken and look forward to the unique contribution he will bring to the Board,” said William Anderson, Chairman, MDS Inc. “With his varied background in the accounting, financial services and life sciences industries, we expect Ken’s fresh perspective and entrepreneurial spirit will be valuable in strategically navigating Nordion’s business into the future.”

“MDS Nordion has emerged from its recent strategic repositioning as a strong leader in its core markets,” said Mr. Newport. “With its established core competencies and its focus on innovation, I believe the company is well-positioned for long-term growth. I look forward to helping maximize this potential along with my fellow directors and the Nordion management team.”

Mr. Newport served as Senior Vice President and Executive Committee member at PRA International Inc. for three years until his retirement in 2005.   In the mid-nineties he was co-founder and President of CroMedica Inc., a clinical trials contract research organization which was sold to PRA International in 2002.  Mr. Newport was also a founding member of Global Biomedical Capital Corporation, Zelos Therapeutics Inc., Prime Trials Inc. and other life science organizations. He is a member of the Institute of Corporate Directors and serves on the corporate boards of The Opmedic Group, Jennerex Inc, and Medgenesis Therapeutics Inc.

About MDS Inc.
MDS Inc. (TSX: MDS; NYSE: MDZ) is a global health science company that provides market-leading products and services used for the prevention, diagnosis and treatment of disease. We are a leading provider of innovative technologies for use in medical imaging and radiotherapeutics, and sterilization technologies benefiting the lives of millions of people in more than 65 countries around the world. Our products and services are used daily by pharmaceutical and biotechnology companies, medical-device manufacturers, hospitals, clinics and research laboratories. MDS has more than 700 highly skilled people in five locations. Find out more at www.mdsnordion.com.

SOURCE: MDS